Exhibit 3.1
Amendments to Third Amended and Restated By-laws

1.	Amendment to Article III, Section 3.06.

a)	Prior to July 23, 2014, Article III, Section 3.06 of the By-laws read as follows:
Section 3.06. Meetings. Regular meetings of the Board of Directors may be held at such places and times as shall be determined from time to time by the Board of Directors or as may be specified in a notice of meeting. Special meetings of the Board of Directors may be called by the President, and shall be called by the President or the Secretary if directed by the Board of Directors. Notice need not be given of regular meetings of the Board of Directors. At least one business day before each special meeting of the Board of Directors, written or oral (either in person or by telephone), notice of the time, date and place of the meeting and the purpose or purposes for which the meeting is called, shall be given to each director.

b)	Effective July 23, 2014, Article III, Section 3.06 of the By-laws was deleted in its entirety and replaced with the following:
Section 3.06. Meetings. Regular meetings of the Board of Directors may be held at such places and times as shall be determined from time to time by the Board of Directors or as may be specified in a notice of meeting. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or the director elected by the non-employee, independent directors to serve as Lead Director (if a director has been so elected and is serving in such capacity prior to the meeting), and shall be called by the Chairman of the Board of Directors, the Lead Director or the Secretary if directed by the Board of Directors. Notice need not be given of regular meetings of the Board of Directors. At least one business day before each special meeting of the Board of Directors, written or oral (either in person or by telephone), notice of the time, date and place of the meeting and the purpose or purposes for which the meeting is called, shall be given to each director.

2.	Addition of Article VIII. Effective July 23, 2014, Article VIII, Section 8.01 was added to the By-laws and reads in its entirety as follows:
ARTICLE VIII
EXCLUSIVE FORUM
Section 8.01. Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these By-laws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

3.	Conforming Changes. In addition to the foregoing, section numbers and cross references were conformed in the By-laws to reflect the amendments.